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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Aberdeen Australia Equity Fund, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    318652104
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                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                +44.20.7572.6200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2004
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                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                                Page 1 of 5 Pages


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----------------------                                      --------------------
 CUSIP No.: 465395101                 13D                    Page 2 of 5 Pages
----------------------                                      --------------------


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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER                          (a) [ ]
         OF A GROUP                                                     (b) [ ]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS                                                     WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL
         PROCEEDINGS  IS REQUIRED PURSUANT                                  [ ]
         TO ITEM 2(d) OR 2(e)
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
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        NUMBER OF         SOLE VOTING POWER                            5,374,949
         SHARES
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      BENEFICIALLY        SHARED VOTING POWER
          OWNED
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         BY EACH          SOLE DISPOSITIVE POWER                       5,374,949
        REPORTING
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         PERSON           SHARED DISPOSITIVE POWER
          WITH
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                      5,374,949
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   12    CHECK IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)                                                       32.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                             BK
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This Amendment No. 6 amends and supplements Items 4 and 7 of the Statement on
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund Inc. (the "Fund"). Items not included in this amendment are not amended and remain as previously reported.


ITEM 4. PURPOSE OF TRANSACTION

            The Bank believes that in order to enhance stockholder value it is imperative that the interests of the Fund's Board of Directors (the "Board") be aligned with the stockholders. Accordingly, the Bank has notified the Fund that the Bank proposes to nominate three nominees of the Bank to the Board at the election scheduled to occur at the Annual Meeting of the Fund in 2004 and, in connection therewith, delivered written notice of such nominations, as well as the other matters specified below, to the Secretary of the Fund on January 16, 2004 (the "Notice"). The names of the persons to be nominated by the Bank to the Board are Dirk Kipp, Moritz A. Sell and Stefan Bungarten, all of whom are officers of the Bank.

            In addition, the Bank believes that Fund's investment manager, Aberdeen Asset Managers (C.I.) Limited (the "Investment Manager"), and its affiliate Aberdeen Asset Management Limited (the "Investment Adviser") (i) have not taken constructive action to assist the Fund in reducing the discount at which the Fund's shares have traded to their net asset value and (ii) influenced the Board in connection with the Board's adoption in January 2003, and earlier, of overreaching By-Law amendments and the approval of other actions that greatly inhibit the ability of the Fund's stockholders to exercise appropriate influence over the affairs of the Fund, including, without limitation, through the election of stockholder nominees to become members of the Board. Accordingly, as stated in the Notice, the Bank intends to submit the stockholder proposals to terminate the Fund's agreements with the Investment Manager and the Investment Adviser, as set forth in Exhibits A and B hereto, for consideration by the Fund's stockholders at the Annual Meeting of the Fund in 2004.

         The Bank further believes that, in connection with the proposed termination of the Investment Management Agreement and the Advisory Agreement, the name of the Fund should be changed to adopt a new name which does not associate the Fund with the Investment Manager and Adviser. The Bank's proposed new name of the Fund would be The Australia Equity Fund. As stated in the Notice, the Bank intends to submit a stockholder proposal to urge the board of directors of the Fund to approve the name change as set forth in Exhibit C hereto for consideration by the Fund's stockholders at the Annual Meeting of the Fund in 2004.

            This 13D filing is occasioned by the Bank's intended submission of its director nominations and stockholder proposals. The Bank remains open to discussions of its proposals



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with the Fund and reserves the right to pursue other courses of action consistent with its goal of maximizing shareholder value.

            Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit A.  Stockholder Proposal relating to Investment Management Agreement.

   Exhibit B.  Stockholder Proposal relating to Advisory Agreement.

   Exhibit C.  Stockholder Proposal relating to name change.






































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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2004                      BANKGESELLSCHAFT BERLIN AG


                                            By: /s/ Dirk Kipp
                                                -------------------------------
                                                Name:  Dirk Kipp
                                                Title: Managing Director

                                            By: /s/ Moritz Sell
                                                -------------------------------
                                                Name:  Moritz Sell
                                                Title: Director
































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                                   EXHIBIT A

                              Stockholder Proposal

     PROPOSAL: "That the investment management agreement by and between the Fund and Aberdeen Asset Managers (C.I.) Limited be and hereby is terminated upon expiration of the sixty (60) day period beginning with the date of the 2004 Annual Meeting of the Fund."

                                    Statement

Bankgesellschaft Berlin A.G. is a significant stockholder in the Fund, currently holding approximately 5,374,949 shares or approximately 32.0% of the Fund's outstanding common shares.

The Fund's shares have long traded at a discount to net asset value. We believe that the persistence of the discount is largely the fault of Aberdeen Asset managers (C.I.) Limited, the Fund's investment manager (the "Manager"), and its affiliate Aberdeen Asset Management Limited, the Fund's investment adviser. Because the Manager has not taken, or caused the Fund to take, aggressive steps to eliminate the discount, we are proposing that the investment management agreement between the Fund and the Manager be terminated.

In addition, we believe that the Manager has influenced the Fund to adopt the anti-takeover provisions that are currently included in the Fund's By-Laws. We regard these provisions as inappropriate and over-reaching and thus believe that the Fund should terminate its relationship with the Adviser.

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                                    EXHIBIT B

                              Stockholder Proposal

     PROPOSAL: "That the advisory agreement by and between the Fund and Aberdeen Asset Management Limited be and hereby is terminated upon expiration of the sixty (60) day period beginning with the date of the 2004 Annual Meeting of the Fund."

                                    Statement

Bankgesellschaft Berlin A.G. is a significant stockholder in the Fund, currently holding approximately 5,374,949 shares or approximately 32.0% of the Fund's outstanding common shares.

The Fund's shares have long traded at a discount to net asset value. We believe that the persistence of the discount is largely the fault of Aberdeen Asset Management Limited, the Fund's investment adviser (the "Adviser"), and its affiliate, Aberdeen Asset managers (C.I.) Limited, the Fund's investment manager. Because the Adviser has not taken, or caused the Fund to take, aggressive steps to eliminate the discount, we are proposing that the advisory agreement between the Fund and the Advisor be terminated.

In addition, we believe that the Adviser has influenced the Fund to adopt the anti-takeover provisions that are currently included in the Fund's By-Laws. We regard these provisions as inappropriate and over-reaching and thus believe that the Fund should terminate its relationship with the Adviser.


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                                    EXHIBIT C

                              Stockholder Proposal

     PROPOSAL: "To strongly urge the board of directors of the Fund to consider and act upon an amendment to the Fund's Articles of Incorporation to change the name of the Fund to The Australia Equity Fund."

                                    Statement

If the Fund's investment management and advisory arrangements with the Investment Manager and the Adviser are terminated, we believe that it will no longer be appropriate for the Fund's name to reflect the name of its terminated advisers.